1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road,
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 25, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) NOTICE OF SPECIAL GENERAL MEETING
AND
(2) CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.  Notice of Special General Meeting.

2.  The Board announces that due to changes in work allocations, Mr. Xiong Weiping resigned as an Executive Director and
     President of the Company with effect from 23 August 2006 and Mr. Zhang Chengzhong has been nominated as a candidate for the position of Executive Director.

     Mr. Luo Tao and Mr. Ou Xiaowu respectively resigned as Chairman of the
     Supervisory Committee and Supervisor of the Company due to changes in work allocations with effect from 23 August 2006, and Mr. Ao Hong and Mr. Zhang Zhankui have been nominated as candidates for Chairman of the Supervisory Committee and Supervisor respectively.

     The appointment of the above candidates are subject to approval at the Special General Meeting of the Company to be held on 13 October 2006.

     The Company also announces the appointment of Mr. Ding Haiyan as Vice President of the Company.

1.	NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on 13 October 2006 (Friday) at the Company's Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing with or without amendment, the following ordinary resolutions:

ORDINARY RESOLUTIONS
1.	To consider and approve the interim dividend for the six months ended 30 June 2006.

2.

THAT in view of the resignation of Mr. Xiong Weiping as an Executive Director of the Company with effect from 23 August 2006, Mr. Zhang Chengzhong be elected as an Executive Director of the Company with effect upon the conclusion of the Special General Meeting.

3.

THAT in view of the resignation of Mr. Luo Tao as a Supervisor and the Chairman of the Supervisory Committee of the Company with effect from 23 August 2006, Mr. Ao Hong be elected as a Supervisor and the Chairman of the Supervisory Committee of the Company with effect upon the conclusion of the Special General Meeting.

4.

THAT in view of the resignation of Mr. Ou Xiaowu as a Supervisor of the Company with effect from 23 August 2006, Mr. Zhang Zhankui be elected as a Supervisor of the Company with effect upon the conclusion of the Special General Meeting.

2.	CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Resignation of Directors and Supervisors

The Board of Directors (the "Board") of the Company announces that Mr. Xiong Weiping, Mr. Luo Tao and Mr. Ou Xiaowu have respectively resigned as an Executive Director, Chairman of the Supervisory Committee and Supervisor of the Company due to changes in work allocations with effect from 23 August 2006. Mr. Xiong Weiping, Mr. Luo Tao and Mr. Ou Xiaowu did not have any disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Mr. Xiong Weiping, Mr. Luo Tao and Mr. Ou Xiaowu for their contribution during their terms of office on the Board and in the Company.

Nomination of Directors and Supervisors

The Board announces that Mr. Zhang Chengzhong has been nominated as an Executive Director in place of Mr. Xiong Weiping, and Mr. Ao Hong and Mr. Zhang Zhankui have respectively been nominated as Chairman of the Supervisory Committee and Supervisor of the Company in place of Mr. Luo Tao and Mr. Ou Xiaowu.

Biographical details of Mr. Zhang Chengzhong are as follows:

Mr. Zhang Chengzhong, 45, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang holds a Master's degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as the Deputy Director and then the Director of the alumina production facility in Shanxi Aluminum Plant of the Company, the Deputy Director and then the Director of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Director and then the Director of the Shanxi Aluminum Plant.

Biographical details of Mr. Ao Hong and Mr. Zhang Zhankui are as follows:

Mr. Ao Hong, 45, is a Deputy General Manager of Aluminum Corporation of China ("Chinalco"). Mr. Ao graduated from Kunming University of Science and Technology and majored in Metallurgy. He holds a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals, corporate management, corporate governance and internal control. Mr. Ao previously served as the engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co. Ltd., Guorui Electronic Materials Co. Ltd., Beijing Guojing Infrared Optical Technology Co. Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong.

Mr. Zhang Zhankui, 47, is the deputy head of the finance department of Chinalco. Mr. Zhang is a postguaduate in economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, auditing and business management. Mr. Zhang previously served as the head of finance department and head of the audit department of China General Design Institute for Non-ferrous Metals, Deputy General Manager of Beijing Enfi Techindustry Group, head of accounting division of finance department and deputy head of finance department of China Copper and Zinc Holdings Company, the responsible person for funds and finance of the Listing Office and head of the funds division of the finance department of Chinalco and manager of the consolidated division of the finance department of the Company.

The appointment of above candidates for Director and Supervisors shall be subject to approval at the Special General Meeting of the Company to be held on 13 October 2006.

Pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Hong Kong Laws), Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui have no interest in the shares of the Company, nor have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Save as disclosed above, Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui do not hold any positions in any other members of the Company nor have held any directorships of other listed companies in the past three years.

Upon the approval of the appointment of Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui at the Special General Meeting, the Company will enter into service contracts with Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui respectively with the terms of office ending at the expiry of the second session of the Board and they are subject to re-election at the next annual general meeting of the Company. The remuneration of Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui are payable in accordance with the remuneration standard approved each year at the annual general meeting of the Company.

Save as disclosed above, the Company is of the opinion that in relation to the appointments of Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui, there is no information required to be disclosed under Rule 13.51 (2)(h) to 13.51 (2)(v) of the Listing Rules, and there are no other matters that are required to be disclosed under the relevant provisions, furthermore, there are no matters that need to be brought to the attention of the Company's shareholders.

Appointment of Vice President

The Board is pleased to announce the appointment of Mr. Ding Haiyan as a Vice President of the Company. His biographical details are as follows:

Mr. Ding Haiyan, 48, is the Assistant to the General Manager of Chinalco. Mr. Ding holds a Master's degree in social economics and he is studying for a doctorate degree. He is a senior economist and has extensive experience in labour, payroll, insurance, corporate mergers and acquisitions and capital operations. He previously served as the head of labour and payroll division of personnel department of China Non-ferrous Metals Industry Corporation, Deputy Director of Labour Insurance Bureau, deputy head of the Reform Section of the State Administration of Non-ferrous Metal Industry, supervisor of capital operations department and deputy head of the Listing Office of Chinalco, an Executive Director and Secretary to the Board of the Company.

General

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan and Mr. Chen Jihua (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
23 August 2006 * For identification only Notes:

(a)

The register of members will be closed from 14 September 2006 (Thursday) to 13 October 2006 (Friday), both days inclusive, during which period no transfer of shares will be effected. Holders of H shares whose names appear on the register of members of the Company on 13 September 2006 (Wednesday) at 4:00 p.m. are entitled to attend this meeting. In order for holders of H shares to be qualified for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on 13 September 2006 (Wednesday) for registration.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the Special General Meeting, i.e. no later than 23 September 2006 (Saturday).

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:
No. 62 North Xizhimen Street,
Haidian District,
Beijing,
The People's Republic of China

Postal code:	100088
Tel:	86-10-8229 8103
Fax:	86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary